Volaris Reports September 2023 Traffic Results:
3% YoY Demand Growth with an 84% Load Factor
Updating Full-Year 2023 Guidance

Mexico City, Mexico, October 10, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its September 2023 preliminary traffic results.

In September 2023, Volaris’ capacity (measured in ASMs) increased by 7.5% year-over-year, while demand (measured in RPMs) increased by 3.1%; the result was a load factor decrease of 3.6 pp YoY to 83.8%. Volaris transported 2.5 million passengers during the month, a 0.6% decrease compared to September 2022. Demand (measured in RPMs) in the Mexican domestic market decreased by 4.6%, while in the international market, demand increased by 22.4%.

During the third quarter of 2023, the average economic fuel cost was $3.16 per gallon, an increase of 17% compared to the second quarter of 2023.

Enrique Beltranena, Volaris’ President and CEO, said: “On July 25th, 2023, RTX Corporation, the parent company of Pratt & Whitney (“P&W”), requested accelerated inspections of GTF engines. The accelerated inspection program will include engines in our fleet. The Volaris team is actively executing plans to mitigate the engine inspection impact, including a project to optimize our route network. We anticipate our growth rate will slow while we work through the required engine shop visits.

We will continue to modify our plans as we get more detail from P&W, but based on the current information we have, we expect Total Operating Revenues for the full-year of 2023 to reach approximately $3.2 billion and CASM ex-fuel to be $4.8 cents, in line with prior guidance. However, we now forecast an EBITDAR margin for 2023 of approximately 26%, given the continuing volatility in jet fuel prices and the effect on ASM production as we work through the engine issues and its projected impact on our network and profitability."

	Sep 2023	Sep 2022	Variance	YTD Sep 2023	YTD Sep 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,706	1,788	-4.6%	17,065	15,792	8.1%
International	874	714	22.4%	8,096	6,099	32.7%
Total	2,580	2,503	3.1%	25,161	21,891	14.9%
ASMs (million, scheduled & charter)
Domestic	1,947	1,985	-1.9%	19,798	18,033	9.8%
International	1,132	879	28.8%	9,690	7,744	25.1%
Total	3,079	2,864	7.5%	29,488	25,777	14.4%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	87.6%	90.1%	(2.5) pp	86.2%	87.6%	(1.4) pp
International	77.2%	81.2%	(4.0) pp	83.6%	78.8%	4.8 pp
Total	83.8%	87.4%	(3.6) pp	85.3%	84.9%	0.4 pp
Passengers (thousand, scheduled & charter)
Domestic	1,951	2,075	-6.0%	19,683	18,297	7.6%
International	598	489	22.3%	5,566	4,279	30.1%
Total	2,549	2,564	-0.6%	25,250	22,576	11.8%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Volaris is updating its full-year 2023 guidance, disclosed in its second-quarter earnings release, to account for the impact of aircraft groundings as well as higher expected jet fuel prices.

	Updated Guidance	Prior Guidance
2023 Guidance
ASM growth	~10%	~13%
Total operating revenues	~$3.2 billion	$3.2 to $3.4 billion
CASM ex fuel	~$4.8 cents	$4.7 to $4.8 cents
EBITDAR margin	~26%	29% to 31%
Net debt-EBITDAR ratio	~3.5x	~2.8x

For the full-year 2023, CAPEX is expected to be approximately $300 million, net of financed fleet predelivery payments. This outlook assumes a full-year average USD/MXN rate of approximately Ps.17.75 and an average U.S. Gulf Coast jet fuel price of approximately $2.80 per gallon; it also assumes no significant unexpected disruptions related to COVID-19, macroeconomic factors, or other negative impacts on its business.

The Company's full-year 2023 outlook is based on a number of assumptions, including the foregoing, that are subject to change and may be outside the control of the Company. If actual results vary from these assumptions, the Company's expectations may change. There can be no assurances that Volaris will achieve these results.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 125 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Forward-looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's full year outlook and intentions and expectations regarding the delivery schedule of aircraft on order, amount of aircrafts at year end, amount of forward bookings during the holiday season, ability to maintain the load factor, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.